SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2003

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	None
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	11-12 Charles II Street London, SW1Y 4QU, England
(Address of principal executive offices) (zip code)	(Address of principal executive offices) (zip code)
(305) 599-2600	011 44 20 7805 1200
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name and former address, if changed since last report)	(Former name and former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure.

    Attached hereto as Exhibit 99.1 are Carnival plc's (formerly known as P&O
Princess Cruises plc) unaudited summarized consolidated financial statements as of and
for the three months ended March 31, 2003 prepared in accordance with generally
accepted accounting principles in the United Kingdom and using Carnival plc's
historical accounting policies, together with management's commentary on the 2003
first quarter results. As a technical requirement, we are filing these financial
statements in order to comply with Carnival plc's U.S. public debt reporting
requirements. These financial statements are not required to be presented in
accordance with the U.S. Securities and Exchange Commission ("SEC") rules and
regulations and are not intended to fully comply with the SEC rules and regulations
applicable to the quarterly financial statements required to be filed by Carnival
Corporation. These Carnival plc quarterly financial statements are for a period prior
to Carnival plc's completion of its dual listed company ("DLC") transaction with
Carnival Corporation, which was completed on April 17, 2003. Accordingly these
results are not necessarily indicative of the future consolidated results of Carnival
Corporation & plc for the periods ending after the completion of the DLC transaction.

Item 7. Financial Statements, Proforma Financial Information and Exhibits.

    Carnival plc's unaudited summarized consolidated financial statements as of and
for the three months ended March 31, 2003, together with management's commentary on
the 2003 first quarter results, are included in Exhibit 99.1 and are hereby
incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance
and Chief Financial and
Accounting Officer

Date: May 19, 2003

CARNIVAL PLC

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance
and Chief Financial and
Accounting Officer

Date: May 19, 2003

Exhibit List

Exhibit	Description
99.1	Carnival plc's unaudited summarized consolidated financial statements as of and for the three months ended March 31, 2003, together with management's commentary on the 2003 first quarter results.

EXHIBIT 99.1

SUMMARIZED GROUP PROFIT AND LOSS ACCOUNT

	Three Months Ended March 31,	
	2003	2002
	(UK GAAP)	(UK GAAP)
	(Unaudited)	(Unaudited)
US$ million		
Turnover (gross revenue)	639.0	512.1
Direct operating costs	(443.9)	(343.7)
Selling and administrative expenses	(103.4)	(86.5)
Depreciation and amortization	(51.5)	(39.8)
	(598.8)	(470.0)
Group operating profit	40.2	42.1
Share of operating results of joint ventures	(0.2)	0.1
Total operating profit	40.0	42.2
Profit on sale of assets	-	1.0
Profit before interest	40.0	43.2
Net interest and similar items	(22.3)	(16.1)
Profit before taxation	17.7	27.1
Taxation	(0.4)	(1.4)
Profit for the period	17.3	25.7
Basic earnings per share *	$0.025	$0.037
Diluted earnings per share *	$0.025	$0.037
Basic earnings per ADS*	$0.10	$0.15
Diluted earnings per ADS*	$0.10	$0.15
Dividend per share*	$0.03	$0.03
Dividend per ADS*	$0.12	$0.12
Weighted average number of shares in issue (in millions) - Basic*	693.0	691.5
Weighted average number of shares in issue (in millions) - Diluted*	695.4	695.1

*Stated prior to share and ADS consolidations (which took place on completion of the dual listed company ("DLC") transaction with Carnival Corporation, which was completed on April 17, 2003).

	Three Months Ended March 31,	
	2003	2002
Operating statistics		
Passenger cruise days (thousands)		
North America	1,727	1,709
Europe and Australia	1,185	790
Total	**2,912**	**2,499**
Occupancy		
North America	101.0 %	100.5%
Europe and Australia	87.7 %	95.1%
Total	**95.6** %	**98.8%**

Passenger cruise days ("pcds") represent the number of passengers who could be carried on board (defined by lower berth capacity) multiplied by the available cruise days. Cruises that begin in one accounting period and end in another have their pcds apportioned accordingly; the financial results are treated similarly. Figures include all ocean going vessels and riverboats operated by Carnival plc and its subsidiaries.

Occupancy is calculated by dividing the achieved passenger cruise days by the offered passenger cruise days. Since the former includes upper berths whereas the latter includes only lower berths, the occupancy can exceed 100%.

Commentary on first quarter results

Passenger cruise days in the first quarter of 2003 were 16.5% higher than in the first quarter of 2002. In North America, Princess' passenger cruise days increased by 1.1% with the introduction of Coral Princess and Tahitian Princess offsetting the effects of transferring Crown Princess to A'ROSA in the second quarter of last year and Ocean Princess to P&O Cruises during the fourth quarter. For Europe and Australia, passenger cruise days increased by 50%, with growth in each of Germany, the UK and Australia. In Germany, AIDAvita and A'ROSA Blu (formerly Crown Princess) sailed throughout the first quarter, having been introduced during last year. In the UK, the P&O Cruises brand grew with the replacement of Victoria with the larger Oceana (formerly Ocean Princess) during the fourth quarter of 2002. In Australia, the new premium product on Pacific Princess operated for its first full quarter. For the fleet as a whole, occupancy for the quarter was 95.6%, against 98.8% in the first quarter of 2002, reflecting significantly lower occupancy levels in Germany.

Gross revenues for the quarter increased by 24.8% to $639 million, reflecting the increase in passenger cruise days, higher overall gross revenues per passenger cruise day and favorable exchange rate movements. Princess' gross revenues per passenger cruise day recovered well from the first quarter of 2002 when they were impacted by the aftermath of the events of September 11, 2001.

Direct operating costs increased by 29.2%, reflecting the increase in capacity, exchange rate movements, and higher fuel costs. Included within selling and administrative expenses is $6.2 million of costs related to the DLC transaction with Carnival Corporation. Excluding these transaction costs, selling and administrative expenses increased by 12.4%, reflecting the increase in capacity and exchange rate movements, offset by economies of scale, which reduced unit costs.

Operating profit for the first quarter, before transaction costs, was $46.2 million, compared with $42.2 million in the first quarter of 2002, an increase of 9.5%. Net interest costs were $22.3 million, up from $16.1 million, due to the higher borrowings after the deliveries of Coral Princess at the start of the quarter and of AIDAvita during the second quarter of 2002.

Profit before tax and transaction costs was $23.9 million, compared with $27.1 million in the first quarter of 2002, a decrease of 11.8%. The tax charge was $0.4 million. After deducting tax and transaction costs, the profit recorded for the quarter was $17.3 million.

Earnings per share/ADS for the quarter were $0.025/$0.10, down from $0.037/$0.15, a reduction of 32.4%.

Excluding the transaction costs which represented $0.009/$0.036 per share/ADS, earnings per share/ADS for the quarter were $0.034/$0.14, down from $0.037/$0.15, a reduction of 8.1%.

Outlook

As part of the larger Carnival Corporation & plc group, the combined companies are expected to provide a trading update along with the preliminary release of their consolidated results of operations for the three and six months ended May 31, 2003 on or about June 19, 2003. The consolidated results of Carnival Corporation & plc for the three and six months ended May 31, 2003, prepared in accordance with generally accepted accounting principles in the United States, will include six months of Carnival Corporation's results and the results of Carnival plc from April 17, 2003, the date the DLC transaction was completed, to May 31, 2003.

SUMMARIZED GROUP BALANCE SHEET

	As at March 31, 2003 (UK GAAP) (Unaudited)	As at December 31, 2002 (UK GAAP) (Audited)
US$ million		
Goodwill	131.6	127.1
Ships	4,928.7	4,472.6
Ships under construction	476.8	907.4
Properties and other fixed assets	236.0	249.4
Investments	15.3	16.3
Stocks	87.8	87.4
Debtors	335.4	309.4
	6,211.6	6,169.6
Net borrowings	(2,496.8)	(2,471.9)
Other creditors and provisions	(901.2)	(883.7)
Equity minority interests	(0.3)	(0.2)
	2,813.3	2,813.8
Equity shareholders' funds	2,813.3	2,813.8
Debt/capital ratio	47%	47%
Net operating assets	4,624.3	4,335.3

SUMMARIZED GROUP CASH FLOW STATEMENT

	Three Months Ended March 31,	
	2003	**2002**
	(UK GAAP)	(UK GAAP)
	(Unaudited)	(Unaudited)
US$ million		
Net cash inflow from operating activities	70.5	170.8
Returns on investments and servicing of finance	(10.3)	(11.9)
Taxation	1.0	(9.4)
Capital expenditure and financial investment		
Purchase of ships	(49.7)	(462.0)
Purchase of other fixed assets	(5.3)	(8.4)
Net cash outflow for capital expenditure and financial investment	(55.0)	(470.4)
Disposal of investments	-	2.8
Equity dividends paid	(20.8)	-
Net cash outflow before financing	(14.6)	(318.1)
Movement in net borrowings:		
Net cash outflow before financing	(14.6)	(318.1)
Issue of stock	0.7	0.6
Amortization of bond issue costs	(0.5)	(0.5)
Exchange movements in borrowings	(10.5)	17.1
Movement in net borrowings	(24.9)	(300.9)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Three Months Ended March 31, 2003 (UK GAAP) (Unaudited)	Year Ended December 31, 2002 (UK GAAP) (Audited)
US$ million		
Profit for the period	17.3	208.8
Exchange movements	2.3	44.2
	19.6	253.0
Dividends	(20.8)	(83.2)
New shares issued	0.7	3.9
Shares to be issued	–	10.7
Net (decrease) increase in shareholders' funds	(0.5)	184.4
Shareholders' funds at beginning of period	2,813.8	2,629.4
Shareholders' funds at end of period	2,813.3	2,813.8

The figures for the year ended and as at December 31,2002 are extracted from the statutory accounts for that year, which will be delivered to the UK registrar of companies, and on which the auditors gave an unqualified report, without any statement under section 237 (2) or (3) of the Companies Act 1985.